Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267126

PROSPECTUS SUPPLEMENT NO. 33
(to Prospectus dated October 26, 2022)

D-WAVE QUANTUM INC.

COMMON SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form S-1, effective as of October 26, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-267126).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of common stock, par value $0.0001 (“Common Shares”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “QBTS”. On September 15, 2023, the last reported sales price for the Common Shares on the NYSE was $1.04.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 21 of the Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2023

D-Wave Quantum Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-41468	88-1068854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2650 East Bayshore Road
Palo Alto, California
94303

(Address of principal executive offices)

(604) 630-1428
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	QBTS	New York Stock Exchange
Warrants, each whole warrant exercisable for 1.4541326 shares of common stock at an exercise price of $11.50	QBTS.WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On September 18, 2023, D-Wave Quantum Inc. (the “Company”) issued an investor letter discussing the potential of quantum computing and the development and impact of the Company’s technology. A copy of the investor letter is attached as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit Number	Description

99.1	Investor Letter issued by D-Wave Quantum Inc., dated September 18, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

D-Wave Quantum Inc.

Dated: September 18, 2023	By:	/s/ Alan Baratz
	Name:	Alan Baratz
	Title:	President & Chief Executive Officer

Exhibit 99.1

CEO Investor Update
September 2023

“While much of the hype regarding the future advantages of quantum computing centers around the realization of the circuit (gate-based) quantum model, these systems are far from commercialization due to the fragility of qubits, an issue that may take years to resolve... Comparatively, quantum annealing offers an approach for enterprises seeking to gain a quantum advantage when solving optimization problems. Yet this technology is often overlooked.” - IDC, July 20231

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In a sea of quantum noise, misinformation and hyperbole, it is easy to get lost. After all, this is a market still in its nascent stages and one that deals with mind-bending science that can make it difficult to differentiate perception from reality.

Let’s cut through the hype. “Quantum annealing offers an approach for enterprises seeking to gain a quantum advantage when solving optimization problems,” as noted by IDC2. In other words: 1) not all quantum is the same and annealing quantum computing is a powerful quantum method; 2) annealing quantum computing is capable of solving real business problems, today; and 3) to our knowledge, there is only one company in the world that provides annealing quantum computing systems: D-Wave Quantum.

D-Wave is different.

Our quantum technology is built to address today’s business challenges. It’s commercial-grade, production-ready and cloud accessible. It’s solving real-world problems right now in applications as diverse as employee scheduling, supply chain logistics, manufacturing processes, marketing campaign optimization, and more.

The cost of overlooking this technology and its potential impact on business and society is high. Yet, it’s easy to listen to the louder industry voices, who operate in their own company’s self-interests as they attempt to downplay annealing quantum computing’s value, given how far behind gate model technology is from being a commercially viable, error-corrected, and scalable solution.

The truth is, no other company has a viable annealing quantum technology system, and no other company has as extensive a collection of customer use cases showing real-world impact today.

Here’s what every stockholder needs to know about D-Wave, our progress, and our opportunities:

We are the first commercial quantum computing company and are the only company delivering quantum technology capable of solving real-world business problems today.

1IDC Spotlight, sponsored by D-Wave Quantum, “Gaining Near-Term Advantage Using Quantum Annealing,” Doc #S51050523, July 2023

2IDC Spotlight, sponsored by D-Wave Quantum, “Gaining Near-Term Advantage Using Quantum Annealing,” Doc #S51050523, July 2023

None of our competitors can say the same. In fact, we’re the only quantum computing company that can point to an abundance of quantum and quantum-hybrid applications built on our technology. The number of demonstrated use cases reflects our momentum in leading the sector with quantum commercialization. Our 60+ commercial customers, including Mastercard, Lockheed Martin, Davidson Technologies, Unisys, Siemens Healthineers, and QuantumBasel, are using D-Wave quantum technologies to address a wide variety of pressing and ubiquitous business challenges today, including supply chain optimization, port optimization, employee scheduling, missile defense, and portfolio optimization. A sampling of our customer engagements include:

•	Mastercard - helping build a variety of quantum-hybrid applications that will address customer loyalty and rewards, cross-border settlement, and fraud detection
•	Davidson Technologies – developing applications that advance national security efforts, including interceptor assignment and radar scheduling
•	Interpublic Group – exploring applications that optimize marketing campaigns, with a pilot underway for one of its top 20 clients
•	QuantumBasel and VINCI Energies – researching and creating applications that ensure efficient and sustainable construction and operation of buildings

Customers are also starting to demonstrate increased urgency in pushing applications to production, working toward integration of quantum solutions into daily operations:

●
SavantX piloted a quantum-hybrid application for the Port of Los Angeles, regarded as America’s busiest port, to optimize operations at Pier 300. As a result, Pier 300 improved cargo handling efficiency with rubber tyred gantry (RTG) cranes by 60%, and the turnaround time for the trucks picking up those cargo containers improved by 12%.

●
Pattison Food Group, Canada’s largest Western-based provider of food and health products, is using our technology for grocery optimization and e-commerce delivery efficiency. The grocery chain was able to reduce time on an important optimization task from 25 hours to 2 minutes of calculations each week. In addition, it was able to streamline scheduling for its e-commerce delivery drivers, trimming an 80-hour task to just 15 hours each week, an 80% time savings.

●
Recruit Communications, a Tokyo-based HR solutions provider operating in over 60 countries, is optimizing TV commercial placements to maximize reach. With the quantum-hybrid application, the company saw a 90% improvement compared to current methods of optimization.

Our quantum solutions are continually delivering higher performance and pushing beyond the capabilities of classical computers.

Earlier this year, we published groundbreaking research in Nature, one of the most preeminent peer-reviewed scientific journals, providing definitive proof that D-Wave’s systems perform coherent annealing quantum computing, which cannot be simulated by a classical computer. This work adds to D-Wave’s growing body of research that may lead us to the first practical quantum supremacy result.

Development continues with our Advantage2TM system, which will represent our sixth-generation quantum computing system. We have successfully fabricated a 1,200-qubit prototype processor in our new high coherence fabrication stack. Advantage2 is expected to ultimately feature over 7,000 qubits, 20-way connectivity and significantly higher coherence. We’re already seeing a four-times decrease in flux noise on an early experimental version of the system developed with our new fabrication process. This translates into a significant increase in qubit coherence. We believe these improvements in coherence will translate into even higher performance, meaning customers should get better and faster solutions to more computationally complex problems relative to classical.

Reflecting our notable progress in the development of high coherence qubits, we recently designed, manufactured and operated fluxonium qubits that have demonstrated quantum properties comparable to the best seen to date in scientific literature. The measured coherence properties, with relaxation times in excess of 100 microseconds, are comparable to the current state-of-the-art for such qubits. In addition, the measured effective temperature of these fluxonium qubits, 18 millikelvin, is among the best reported in the scientific literature to date for superconducting qubits. These achievements are expected to have a significant impact on our future quantum technologies, including our gate model efforts.

Finally, it’s important to note the uptime of our quantum systems. We have systems that have run consistently for more than four years, reflecting the high commercial reliability of our systems. While cryogenic system longevity doesn't typically get the spotlight, it is essential for a successful quantum computing business. The reason others don't talk about long run times is because they don't have run times long enough to brag about.

Moving to the software side of the business, more than 50 million problems have been run on our AdvantageTM annealing quantum computers directly and through our cloud-based hybrid solvers since September 2020. We recently opened availability of the LeapTM real-time quantum cloud service in Israel, making it the 39th country with access to Leap. We’ve also introduced algorithmic updates to our hybrid solvers to address a specific type of binary problem, implemented organization administration to help customers streamline project management, and furthered efforts to gain SOC 2® compliance for customer data protection.

We’ve proven we can solve the unsolvable, and the potential impact is profound.

We remain at the early stages of quantum computing’s commercialization and global impact, but as a category leader with two decades of experience in harnessing the power of quantum technology to solve highly complex problems – and the only company offering viable annealing quantum computing systems – we believe that we are at the forefront in driving this transformation.

As I reflect on our results thus far in 2023, it is evident that D-Wave has a first-mover advantage that positions us well to capitalize on this remarkable market opportunity. Our well-documented technical capabilities and our level of production-readiness, in combination with real-world results, are driving solutions for customers that we believe cannot be matched by any other company in the quantum industry at this time.

Dr. Alan Baratz
President and CEO
D-Wave Quantum Inc.

Forward-Looking Statements

Certain statements in this press release are forward-looking, as defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from the information expressed or implied by these forward-looking statements and may not be indicative of future results. Forward-looking statements in this press release include, but are not limited to, statements regarding the impact of quantum computing on business and society, the possibility that D-Wave may achieve a quantum supremacy result, the development of and expected properties and performance of the Advantage2 system, the potential impacts of an increase in qubit coherence, the potential impacts of our recent work with fluxonium qubits, and the potential for D-Wave to benefit from its position as a first-mover in the industry. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including the development and performance of competing technologies; general economic conditions and other risks; our ability to expand our customer base and the customer adoption of our solutions; risks within D-Wave’s industry, including anticipated trends, growth rates, and challenges for companies engaged in the business of quantum computing and the markets in which they operate; the outcome of any legal proceedings that may be instituted against us; risks related to the performance of our business and the timing of expected business or financial milestones; unanticipated technological or project development challenges, including with respect to the cost and/or timing thereof; the performance of our products; the effects of competition on our business; the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all; the risk that we may never achieve or sustain profitability; the risk that we are unable to secure or protect our intellectual property; volatility in the price of our securities; the risk that our securities will not maintain the listing on the NYSE; and the numerous other factors set forth in D-Wave’s Annual Report on Form 10-K for its fiscal year ended December 31, 2022 and other filings with the Securities and Exchange Commission. Undue reliance should not be placed on the forward-looking statements in this press release in making an investment decision, which are based on information available to us on the date hereof. We undertake no duty to update this information unless required by law.